Exhibit 99
	For Release:	February 15, 2013
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE reports 2012 earnings of $2.58 per share
Results in upper end of guidance range

Duluth, Minn. -ALLETE, Inc. (NYSE: ALE) today reported 2012 earnings of $2.58 per share compared with $2.65 per share in 2011. Excluding two non-recurring items, ALLETE's pro-forma earnings in 2011 were $2.39 per share.
The company recorded net income of $97.1 million in 2012 compared with $93.8 million a year ago, an increase of 3.5 percent. Operating revenue was $961.2 million this year versus $928.2 million in 2011.
Income from ALLETE's Regulated Operations segment decreased by $4.3 million in 2012 compared to 2011, however, last year's results included the benefit of two non-recurring items: the reversal of a $6.2 million, or 18 cents per share, deferred tax liability and a $2.9 million, or 8 cents per share, income tax benefit. Excluding these items, Regulated Operations increased by $4.8 million.
Continued strong retail and municipal sales, higher cost recovery revenue and renewable energy tax credits all contributed to the year-over-year increase. Minnesota Power electric sales to industrial customers increased by nearly two percent over 2011 to more than 7.5 million kilowatt-hours. These increases were partially offset by increased operating and maintenance, depreciation and interest expenses, as well as higher costs under the Square Butte power purchase agreement.
The Investments and Other segment recorded net income of $1 million in 2012 compared to a net loss of $6.6 million in 2011, due primarily to lower state income tax and interest expense.
Earnings for 2012 were diluted by 16 cents per share due to issuances of common shares needed to fund major capital investments.
“I'm pleased with our 2012 financial and operational performance as we executed our multi-faceted growth strategies,” said ALLETE President, Chairman and CEO Al Hodnik. “Our year-end results were in the upper end of our $2.50 to $2.60 guidance range.”
Hodnik said he was confident in ALLETE's ability to deliver continued earnings growth in 2013. “We expect another strong year of energy sales as our regional economy grows and we will continue to make needed capital investments to ensure reliability and meet state renewable and environmental mandates.”
ALLETE will host a conference call and webcast at 10:00 a.m. Eastern time today to discuss details of its financial performance for 2012, and its outlook for 2013. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through February 18, 2013 by calling (855) 859-2056, pass code 89501500.
ALLETE is an energy company headquartered in Duluth, Minn. ALLETE's energy businesses include Minnesota Power, Superior Water, Light & Power Co., BNI Coal and ALLETE Clean Energy. More information about the company is available at www.allete.com.
The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2012 and 2011
Millions Except Per Share Amounts

	Quarter Ended		Year to Date
	2012	2011	2012	2011

Operating Revenue	$256.0	$239.2	$961.2	$928.2

Operating Expenses
Fuel and Purchased Power	80.0	76.8	308.7	306.6
Operating and Maintenance	102.3	104.9	397.1	381.2
Depreciation	25.8	23.3	100.2	90.4
Total Operating Expenses	208.1	205.0	806.0	778.2

Operating Income	47.9	34.2	155.2	150.0

Other Income (Expense)
Interest Expense	(12.1)	(11.0)	(45.5)	(43.6)
Equity Earnings in ATC	5.1	4.7	19.4	18.4
Other	2.6	2.1	6.0	4.4
Total Other Expense	(4.4)	(4.2)	(20.1)	(20.8)

Income Before Non-Controlling Interest and Income Taxes	43.5	30.0	135.1	129.2
Income Tax Expense	14.6	10.9	38.0	35.6
Net Income	28.9	19.1	97.1	93.6
Less: Non-Controlling Interest in Subsidiaries	—	—	—	(0.2)
Net Income Attributable to ALLETE	28.9	$19.1	$97.1	$93.8

Average Shares of Common Stock
Basic	38.5	36.0	37.6	35.3
Diluted	38.6	36.1	37.6	35.4

Basic Earnings Per Share of Common Stock	$0.76	$0.53	$2.59	$2.66
Diluted Earnings Per Share of Common Stock	$0.75	$0.53	$2.58	$2.65

Dividends Per Share of Common Stock	$0.46	$0.445	$1.84	$1.78

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2012	2011		2012	2011
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$80.8	$101.1	Current Liabilities	$283.4	$163.1
Other Current Assets	192.4	175.9	Long-Term Debt	933.6	857.9
Property, Plant and Equipment	2,347.6	1,982.7	Deferred Income Taxes	423.8	373.6
Regulatory Assets	340.3	345.9	Regulatory Liabilities	60.1	43.5
Investment in ATC	107.3	98.9	Defined Benefit Pension & Other Postretirement Benefit Plans	228.2	253.5
Investments	143.5	132.3	Other Liabilities	123.3	105.1
Other	41.5	39.2	Shareholders' Equity	1,201.0	1,079.3
Total Assets	$3,253.4	$2,876.0	Total Liabilities and Shareholders' Equity	$3,253.4	$2,876.0

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2012	2011	2012	2011
Millions
Regulated Operations	$28.0	$19.9	$96.1	$100.4
Investments and Other	0.9	(0.8)	1.0	(6.6)
Net Income Attributable to ALLETE	$28.9	$19.1	$97.1	$93.8
Diluted Earnings Per Share	$0.75	$0.53	$2.58	$2.65

Statistical Data
Corporate
Common Stock
High	$42.09	$42.54	$42.66	$42.54
Low	$37.73	$35.14	$37.73	$35.14
Close	$40.98	$41.98	$40.98	$41.98
Book Value	$30.50	$28.77	$30.50	$28.77

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	303	294	1,132	1,159
Commercial	352	360	1,436	1,433
Municipals	262	256	1,020	1,013
Industrial	1,877	1,895	7,502	7,365
Total Retail and Municipal	2,794	2,805	11,090	10,970
Other Power Suppliers	512	514	1,999	2,205
Total Regulated Utility	3,306	3,319	13,089	13,175
Non-regulated Energy Operations	33	30	113	105
Total Kilowatt-hours Sold	3,339	3,349	13,202	13,280

Regulated Utility Revenue
Millions
Regulated Operations
Retail and Municipals
Residential	$28.1	$26.6	$104.5	$109.1
Commercial	29.0	28.7	116.2	116.9
Municipals	15.6	14.6	60.6	61.2
Industrial	100.1	98.9	393.4	390.2
Total Retail and Municipals	172.8	168.8	674.7	677.4
Other Power Suppliers	18.6	18.5	73.1	78.7
Other	41.0	32.3	126.6	95.8
Total Regulated Utility Revenue	$232.4	$219.6	$874.4	$851.9

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.